

December 20, 2007

Room 7010

Paris G. Reece III
Executive Vice President, Chief Financial Officer and Principal Accounting Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, Colorado 80237

>   **Re: M.D.C. Holdings, Inc.**
>   **Form 10-K for Year Ended December 31, 2006**
>   **File No. 001-08951**

Dear Mr. Reece:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year Ended December 31, 2006

Critical Accounting Policies, Inventory, page 25

1.   We note the inventory charges recorded during 2006 and the nine months ending September 30, 2007 of $109.4 million and $551.4 million, respectively. Your current critical accounting policy for inventory, particularly your disclosure of assessing write-offs as well as the recoverability of your remaining land-related assets, appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of your inventory balance. We have the following comments in this regard.

- Please expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant subdivisions for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.
- Separately discuss for each region the write-offs related to 1) housing completed or under construction and 2) land and land under development, including how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination and as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions.
- Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.
- Please disclose the percentage of the real estate inventory asset balances that is carried at fair value. Our understanding is that the only such assets you record at fair value are the assets that failed the SFAS 144 impairment test. This disclosure provides investors with information on the amount of assets that are still recorded at carrying value, their value and the impact that any potential impairment would have on your remaining capitalized assets.
- It appears that most of your write-offs were in the West region. Please expand your disclosures to address the new carrying amounts of these subdivisions such that a reader can assess the amount of the related capitalized inventory costs that remain for these communities. Clarify why these subdivisions were impacted significantly more than others in other regions.
- Considering the significant increase in cancellation rates, please provide disaggregated disclosures regarding the cancellation of sales agreements by market.
- Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Please provide these expanded disclosures in your future filings and show us in your response what any future disclosure revisions will look like.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Senior Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief